Exhibit (a)(1)(J)


Media contact:
Michael Moser
(Office)  (208) 384-6016
(Home)    (208) 853-9259

Investor contact:
Vincent Hannity
(Office)  (208) 384-6390
(Home)    (208)345-8141


FOR IMMEDIATE RELEASE:  April 19, 2000


             BOISE CASCADE CORPORATION COMPLETES TENDER OFFER FOR
           MINORITY PUBLIC SHARES OF BOISE CASCADE OFFICE PRODUCTS


      BOISE, Idaho - Boise Cascade Corporation (NYSE:BCC) and Boise Acquisition Corporation, a wholly owned subsidiary of BCC, today announced the successful completion of the cash tender offer to acquire the minority public shares of Boise Cascade Office Products Corporation (NYSE:BOP) at $16.50 per share.

      Approximately 11,921,355 shares of BOP, or 96.0181% of the minority shares, were tendered prior to the expiration of the tender offer at 5 p.m., New York City time, on Wednesday, April 19, 2000, and were accepted for payment by Boise Acquisition Corporation. BCC has contributed its shares of BOP stock to Boise Acquisition Corporation, giving Boise Acquisition Corporation more than 90% of the outstanding shares and enabling it to merge with BOP without shareholder approval. After the merger, BOP will be the surviving corporation and will be a wholly owned subsidiary of BCC.

      Pursuant to the merger, BOP shareholders who did not tender their shares in the tender offer and who do not seek appraisal of their shares under Delaware law will be cashed out at $16.50 per share.

      Boise Cascade Corporation, headquartered in Boise, Idaho, is a major distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products. The company also owns and manages over 2 million acres of timberland in the United States. Visit the Boise Cascade web site at www.bc.com.

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